Viisage Technology, Inc.

296 Concord Road

Billerica, MA 01821

October 21, 2005

Via EDGAR and Overnight Mail

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 4-6

Attn.: Mark P. Shuman, Branch Chief – Legal

Re:	Viisage Technology, Inc.
Post-Effective Amendment No. 1 on Form S-1
Filed August 30, 2005; File No. 333-121214

Post-Effective Amendment No. 1 on Form S-1
Filed September 9, 2005; File No. 333-121212

Amended Form 10-K for the Fiscal Year Ended December 31, 2004
Form 10-Q for the Quarter Ended April 3, 2005
Form 10-Q for the Quarter Ended July 3, 2005
File No. 0-21559

Ladies and Gentlemen:

Viisage Technology, Inc. (the “Company”) is responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated September 27, 2005 (the “Comment Letter”) to Mr. Bernard C. Bailey, President and Chief Executive Officer of the Company, with respect to (i) Post-Effective Amendment No. 1 on Form S-1 (File No. 333-121214), which was filed with the Commission on August 30, 2005, and Post-Effective Amendment No. 1 on Form S-1 (File No. 333-121212), which was filed with the Commission on September 9, 2005 (collectively, the “Post-Effective Amendments”); (ii) the Company’s Amended Form 10-K for the fiscal year ended December 31, 2004 (the “2004 Form 10-K”); (iii) the Company’s Form 10-Q for the quarter ended April 3, 2005 (the “2005 Q1 Form 10-Q”); and (iv) the Company’s Form 10-Q for the quarter ended July 3, 2005 (the “2005 Q2 Form 10-Q”).

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized. A hard copy of this letter is being delivered under separate cover to Rebekah Toton of the Commission.

Post-effective Amendment on Form S-1 (File No. 333-121214)

General

1.

We note that you also filed a post-effective amendment to a registration statement on Form S-1 (file no. 333-121212). Please revise this registration statement to include a brief description of the other offering and expand the cover page to reflect the concurrent offering and the number of shares. Please make similar changes to your post-effective amendment on Form S-1 (file no. 333-121212).

In response to the Staff’s comment, the Company will include disclosure within the body of each of the Post-Effective Amendments and on the respective cover pages of each of the Post-Effective Amendments regarding the other offering.1

Risk Factors

We could face adverse consequences as a result of our late SEC filings, page 3

2.	We note your disclosure that you are not eligible to use a short-form registration statement on Form S-3 until June 30, 2006. Please clarify that you may not satisfy the conditions necessary to submit a Form S-3 on that or any subsequent date. This comment also applies to your post-effective amendment to Form S-1 (file no. 333-121212).

The disclosure in each of the Post-Effective Amendments will be revised in response to the Staff’s comment.

Selling Stockholders, page 57

3.	Please confirm that none of the selling stockholders that are legal entities are affiliates of registered broker-dealers. If any of these selling stockholders are affiliates of registered broker-dealers, expand the prospectus to indicate whether the securities to be resold were acquired in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

The Company has confirmed that none of the selling stockholders that are legal entities are affiliates of broker-dealers.

Form l0-K/A for the Fiscal Year Ended December 31, 2004

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 81

4.	We note the disclosure that your chief executive and chief financial officers concluded that your disclosure controls and procedures were not effective as of December 31, 2004. However, your discussion of the material weaknesses identified in connection with the preparation of his filings does not address the reason(s) that your initial annual report was filed on June 30, 2005, approximately three months after it was due on March 31, 2005. Since one element of disclosure controls and procedures is the filing or submission of reports within the time periods specified in the Commission’s rules and forms, please revise to address the reasons

[1]

Because the Post-Effective Amendments include Management’s Annual Report on Internal Control over Financial Reporting which is the subject of a number of the Staff’s comments, the Company thought it best to make sure all of the comments were resolved before filing amendments to the Post-Effective Amendments.

this filings was untimely and any changes implemented to ensure the timely filing of future reports. This comment also applies to your Form 10-Q for the quarter ended April 3, 2005.

As described in the Company’s Form 12b-25 filed on March 17, 2005 and Form 8-K’s filed on April 1, April 8 and May 20, 2005, the reason for the delay in filing the 2004 Form 10-K and the 2005Q1 Form 10-Q was to provide additional time for the Company, its independent auditors and outside legal counsel to complete a review of pending litigation involving the Company and to assess their effect, if any, on the Company’s financial statements for the year ended December 31, 2004. The review of pending litigation was not related to the material weaknesses in the Company’s internal control over financial reporting, and thus did not affect the Company’s ability to make timely filings. As a result, the Company believes that additional disclosure regarding the reason for the delay in the filings is not needed for investors to assess the material weaknesses in the Company’s internal control over financial reporting or the Company’s disclosure controls and procedures.

5.	Disclose in greater detail the nature of the material weaknesses identified in your disclosure. In this regard, also revise to disclose the specific steps that you have taken, if any, to remediate the material weaknesses, the timeframe in which management expects the material weaknesses to be cured and the capital expenditures on such remedial actions.

The Company refers the Staff to the following disclosure in Management’s Annual Report on Internal Control over Financial Reporting on page 48 of the 2004 Form 10-K which discloses the nature of material weaknesses identified during 2004 and specific steps that the Company has taken to remediate the material weaknesses as follows:

In performing its assessment, the Company’s management identified the following material weaknesses in the Company’s internal control over financial reporting:

•	Insufficient personnel resources and technical accounting expertise within the accounting function to effect a timely financial close process and effectively evaluate and resolve non-routine and/or complex accounting transactions. Management determined that there were insufficient resources to effect a timely financial close process and effectively evaluate and resolve non-routine and/or complex accounting transactions, primarily related to acquisitions.

•	Control processes around information technology systems. Management determined that, with respect to the Company’s information technology systems, there was inadequate system security, inadequate restricted access to systems, inadequate segregation of duties within systems, lack of appropriate system documentation, ineffective change management processes and insufficient disaster recovery plans.

As described below, management has identified and begun implementing the steps they believe necessary to address the material weaknesses described above.

With respect to the lack of accounting resources, the Company:

•	Hired an experienced Accounting Manager with 17 years experience in three public companies who started in January 2005;

•	Hired an Assistant Controller who is a Certified Public Accountant with eight years of experience who started at the beginning of April 2005; and

•	Hired an experienced Business Systems Administrator with eight years of experience working on the same financial management and accounting system currently being implemented company-wide who started at the beginning of March 2005.

With respect to the Company’s information technology, or IT, systems, the Company:

•	Identified gaps in IT policies and procedures as noted above in November 2004;

•	Developed a detailed plan to remediate identified deficiencies which was completed in November 2004;

•	Completed policy and procedure documentation of all key processes in December 2004;

•	Implemented all identified general IT controls in the first quarter of 2005, other than those related to change control and access control of the newly-implemented financial application system and related spreadsheets;

•	Plans to complete implementation of all identified general IT controls in 2005; and

•	Hired a full-time IT manager with seven years experience who started at the beginning of March 2005.

The actions taken by the Company in the periods indicated above were necessary to address the deficiencies identified in our control environment which resulted in our conclusion that our internal controls over financial reporting were not effective as of December 31, 2004. The Company expects to conclude on the results of its remediation efforts as it relates to its previously identified material weaknesses upon completion of internal testing, which is currently in process. Management’s assessment and the Company’s auditors’ opinion on the effectiveness of the Company’s internal controls over financial reporting for the year ended December 31, 2005 will be reported in the Company’s next annual report.

The Company has not incurred, nor do we expect to incur, significant capital expenditures related to remedial actions taken or to be taken. Material operating expenses incurred related to the remedial actions taken are disclosed in Item 2 in the 2005 Q1 Form 10-Q and the 2005 Q2 Form 10-Q, “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – General and Administrative Expenses.” We refer the Staff to our response to comment 7 for additional discussion of this disclosure.

Changes in Internal Controls, page 82

6.

We note your disclosure that “during the fourth quarter of 2004 and the first quarter of 2005, [you] have made significant changes to [y]our internal control over financial reporting designed to remediate the material weaknesses identified as of December 31, 2004.” You go on to disclose that “[o]ther than such changes, there were no changes in [y]our internal controls over financial reporting that occurred during [y]our most recent fiscal quarter.”

However, Item 308(c) of Regulation S-K requires you to disclose any change to internal control over financial reporting that occurred during the, last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that materially affected, or was reasonably likely to materially affect, your internal control over financial reporting. Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the quarter ended December 31, 2004, that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. You should clearly identify changes that occurred during the last fiscal quarter separately from changes that were made or will be made in subsequent quarters.” This comment also applies to your Item 4 disclosure in your Forms 10-Q for the quarters ended April 3 and July 3, 2005.

The Company refers the Staff to the disclosure in Item 8, Management’s Annual Report on Internal Control over Financial Reporting on page 48 of the 2004 Form 10-K which discloses the nature of material weaknesses identified during 2004 and specific steps that the Company has taken to remediate the material weaknesses. In this disclosure we have identified and described actions, and the related periods implemented, that we have taken to address specific deficiencies in our control environment. We are currently documenting and testing the control environment, including the changes described above, and will conclude and report on their effectiveness in connection with our next annual report.

We understand the Staff’s comment related to Item 308(c) of Regulation S-K which requires registrants to disclose any change to internal control over financial reporting that occurred during the last fiscal quarter. We have included specific effective dates for each of the actions which we believe to be material to the internal control environment, which allows the reader to identify the reporting periods associated with each action. Prospectively, we will disclose any change to internal controls over financial reporting that occurred during the last fiscal quarter separately from changes that were made or will be made in subsequent quarters to provide additional clarity as to the reporting periods affected by such changes.

Form 10-Q for the Quarter Ended April 3, 2005

Item 4. Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 37

7.	As a follow-up to comment 5 above, revise to disclose in greater detail the nature of the material weaknesses referenced in this section. Additionally, we note that you have disclosed steps you have taken or intend to take in response to the identified material weaknesses. Please revise to indicate the steps you took during the period covered by this report versus the steps you intend to take in future periods. Your discussion of the material weaknesses existing as of the end of the period should take into account remedial actions taken in this and previous periods and should clarify the reasons why such material weaknesses continues to exist after such remedial measures were in place. Finally, disclose a timeframe in which management expects the material weaknesses to be cured and any material costs you have incurred on such remedial actions. This comment also applies to your Item 4 disclosure in your Form 10-Q for the quarter ended July 3, 2005.

As noted above in the response to comment 4, due to the filing delays, the Company filed both its 2004 Form 10-K and 2005 Q1 Form 10-Q on the same day, June 30, 2005. Because both disclosure documents were filed on the same day, the Company thought it appropriate that the disclosure regarding the material weaknesses identified during 2004 and the specific steps that the Company had taken and was taking to remediate those material weaknesses be the same. As discussed in the response to comment 5 above, the

Company made sure that it identified the particular time periods when actions had taken place so that investors would understand the timeline of events relating to the Company’s remediation efforts. The Company’s determination regarding our remediation efforts will not be definitive until we complete all of our documentation and testing for 2005 and receive our auditor’s assessment of our internal controls. This final assessment will be included in the Company’s Form 10-K for the year ending December 31, 2005. The Company believes that the remedial measures taken to date and the remedial measures in process as described in the 2004 Form 10-K and the 2005 Q1 and Q2 Form 10-Q’s will address the identified material weaknesses. However, testing still must be completed, management must make its assessment, and the Company’s auditors must still provide their year-end assessment before the Company can state definitively that these material weaknesses have been successfully remediated.

The Company refers the Staff to the disclosure of material costs incurred in Item 2 “Management’s Discussion and Analysis of Financial Condition – Results of Operations – General and Administrative Expenses” in the 2005 Q1 Form 10-Q which discloses that general and administrative expenses in the first quarter increased by approximately $200,000 as a result of new headcount additions in information technology, finance and accounting, and that consulting fees increased by approximately $275,000 primarily related to our Sarbanes Oxley IT project work that was performed during the first quarter of 2005 as well as recruiting expenses.

The Company refers the Staff to the disclosure of material costs incurred in Item 2 Management’s Discussion and Analysis of Financial Condition – Results of Operations – General and Administrative Expenses” in the 2005 Q2 Form 10-Q which discloses that general and administrative expenses in the second quarter increased by approximately $93,000 as a result of new headcount additions in information technology, finance and accounting.

Changes in Internal Controls, page 37

8.	Expand your disclosure on the remedial actions you are taking to describe how such actions address the identified material weaknesses. For example, describe the types of general IT controls that were identified and implemented in the first quarter of 2005 to address your inadequate or ineffective control processes around your IT systems. Identify the other general IT controls you plan to implement in 2005. This comment also applies to your Item 4 disclosure in your Form 10-Q for the quarter ended July 3, 2005.

The Company refers the Staff to the disclosure in Item 4, Controls and Procedures on pages 37 to 39 of the 2005 Q1 Form 10-Q and on pages 32 to 33 of the 2005 Q2 Form 10-Q. The Company respectfully believes that this disclosure describes the nature of the material weaknesses identified during 2004 and the specific steps that the Company has taken, and is taking, to remediate the material weaknesses. In this disclosure we have identified and described actions, and the related periods implemented, that we have taken to address specific deficiencies in our control environment. We are currently documenting and testing the control environment, including the changes described above, and will conclude and report on their effectiveness in connection with our next annual report.

9.

We note your disclosure that “Management believes that the steps taken to date, along with certain other remediation plans it is currently undertaking, will address the material weaknesses that affected the Company’s internal controls over financial reporting.” It is unclear what you mean by this statement. Is this meant to disclose a change to internal controls over financial reporting? Revise to describe the “certain other remediation plans” referenced and how these plans will address the identified material weaknesses. This comment also applies to your Item 4 disclosure in your Form 10-Q for the quarter ended July 3, 2005.

The Company did not intend to suggest that there were changes to internal controls over financial reporting other than as described in Item 4 of the 2005 Q1 and Q2 Form 10-Q’s. The reference to “certain other remediation plans” was meant to refer to overall efforts that the Company is making to improve its internal controls over financial reporting. The Company respectfully requests that it be permitted to address this comment in future filings, including its upcoming Form 10-Q for the quarter ended October 2, 2005 which is due to be filed on or before November 11, 2005. As noted in the response to comment 10 below, documentation and testing procedures for 2005 are currently in process. Once such procedures are complete, we will conclude on the effectiveness of our disclosure controls and procedures over financial reporting and on the results of our remediation efforts as they relate to our identified material weaknesses on the effectiveness of our internal controls over financial reporting for the year ended December 31, 2005.

Form 10-Q for the Quarter Ended July 3, 2005

Item 4. Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 32

10.	We note your disclosure that your management believes that, as a result of the remedial actions taken with respect to the lack of accounting resources, you no longer have a significant deficiency that constitutes a material weakness in your control processes with respect to the lack of accounting resources. Since it appears that the remedial measures described all occurred prior to the beginning of the period covered by this report, tell us if you believe this material weakness still existed at the end of the period covered by this report.

As noted in our response to comment 7 above, the Company’s determination regarding our remediation efforts will not be definitive until we complete all of our documentation and testing for 2005 and receive our auditor’s assessment of our internal controls. This final assessment will be included in the Company’s Form 10-K for the year ending December 31, 2005. The Company respectfully suggests that it would be premature to definitively state that this material weakness did not exist at the end of the period.

* * * *

If you have any questions concerning these responses, need further information or if you would like to discuss any of the matters covered in this letter, please contact the undersigned at (978) 932-2466.

Very truly yours,

/s/ Elliot J. Mark

Elliot J. Mark

cc:	Rebekah Toton (at SEC)
Peter Nessen, Audit Committee Chairman
Bernard C. Bailey
Bradley T. Miller
Peter Faubert
Charles J. Johnson, Esq.